July 26, 2007

VIA EDGAR AND FAX

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305

Re: Laboratory Corporation of America Holdings
       Form 10-K for the year ended December 31, 2006
       Form 10-Q for the Fiscal Quarter Ended March 31, 2007
       File Number 001-11353

Dear Ms. Jenkins:

We have reviewed the comments of the Staff, as set forth in its letter dated July 19, 2007, with respect to the above-referenced filings. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K for the Year Ended December 31, 2006

Item 7 – Management’s Discussion and Analysis, page 36

Comment:

1.

We note your disclosures regarding the increase in selling, general and administrative expenses on page 38. Please tell us whether all share based compensation expense is charged to selling, general and administrative expenses, and if so, why you believe that this classification is appropriate. Refer to Staff Accounting Bulletin 107 Topic 14.F. We note that based on your disclosure on page 37, it would appear that cost of sales includes a significant labor component. Please advise and revise your disclosures as appropriate.

Response:

We confirm that all of the Company’s share-based compensation expense has historically been charged to selling, general and administrative expenses. With the exception of our Employee Stock Purchase Plan, the participants in our various stock compensation plans are in senior management positions and, accordingly, have their cash compensation charged to selling, general and administrative expenses.

The Company’s Employee Stock Purchase Plan is open to substantially all employees. Accordingly, there are participating employees whose cash compensation is charged to cost of sales. Total expense for the Company’s Employee Stock Purchase Plan was $2.3 million and $0.7 million for the year ended December 31, 2006 and the quarter ended March 31, 2007. This represents 0.30% and 0.11% of selling, general and administrative expenses and cost of sales, respectively, for the year ended December 31, 2006 and 0.34% and 0.12% of selling, general and administrative expenses of cost of sales, respectively, for the quarter ended March 31, 2007. Based on our analysis of participants, we believe that less than half of the Employee Stock Purchase Plan participants have their cash compensation charged to cost of sales.

Participation in this plan is voluntary and the participants change every six months. We feel that the amounts that relate to employees whose cash compensation is charged to cost of sales, are not significant.

Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-8

Comment:

2.

We note your disclosures on pages 47 and F-12 that the embedded derivatives in your zero coupon subordinated notes had no value at December 31, 2006 and 2005, based on independent appraisals. Since reference is made to the use of appraisals, the expert(s) that prepared the appraisals should be named, and the consent of the expert(s) should be filed as exhibits. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or third party appraisals. Please advise and revise accordingly.

Response:

We will remove the reference to independent appraisals and prospectively revise the disclosure related to the fair market value of the embedded derivatives in our June 30, 2007 Form 10Q (under Item 3. Quantitative and Qualitative Disclosure about Market Risk) as well as required disclosure in other filings, if applicable, as follows:

“The Company believes these embedded derivatives had no fair market value at June 30, 2007.”

Comment:

3.

We note your disclosures on page F-13 regarding the fair values of your financial instruments. We note that the senior notes are due in 2013 and 2015, yet your disclosure indicates that the fair value of these notes approximates their carrying values due to their short-term nature. Please advise and revise your disclosures as appropriate.

Response:

The inclusion of our senior notes in the same sentence as that describing various current assets and liabilities was not appropriate and represents an oversight on our part. We will prospectively revise the disclosure related to the fair market value of the senior notes in our June 30, 2007 10-Q, as well as required disclosure in other filings, if applicable, as follows:

“Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, income taxes receivable, and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero coupon-subordinated notes, based on market pricing, was approximately $780.5 and $729.7 as of June 30, 2007 and December 31, 2006, respectively. The fair market value of the senior notes, based on market pricing, was approximately $576.8 and $585.9 as June 30, 2007 and December 31, 2006, respectively.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 1 – Financial Statements

Note 6 – Income Taxes, page 10

Comment:

4.

We note your disclosures regarding the adoption of FIN 48 as of January 1, 2007. Please revise your disclosure to address whether it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. Identify the nature of any uncertainties, the nature of the events that could occur within the next 12 months that could cause the amounts to change, and provide an estimate of the range of the reasonably possible change or state that an estimate of the range cannot be made. Refer to paragraph 21(d) of FIN 48 and the AICPA’s February 2007 FIN 48 disclosure summary, which sets forth Staff views with respect to these disclosures in the initial interim period of adoption.

Response:

After careful consideration of your comments, along with review of paragraph 21(d) of FIN 48 and the AICPA’s February 2007 FIN 48 disclosure summary, we plan to add the following information to our Income Taxes footnote in our June 30, 2007 10-Q, as well as required disclosure in other filings, if applicable, as follows:

“The gross reserves for uncertain tax positions were $56.8 and $67.5 at December 31, 2006 and June 30, 2007 respectively. It is anticipated that the amount of the unrecognized tax benefits will change within the next twelve months, however these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.”

We supplementally advise the Staff that the reason for our conclusion regarding the insignificance of the next twelve-months’ changes to our existing unrecognized tax benefits is due to the nature of these unrecognized tax benefits. Our existing unrecognized tax benefits largely relate to state tax positions. We currently have no knowledge of any significant impending discrete events or existing challenges to our state tax filing positions. Therefore, future changes to amounts for these unrecognized tax benefits are currently only expected to be in the ordinary course of adding additional years’ earnings and the expiration of statutes of limitations on old years.

Comment:

5.

We note that no disclosure was made regarding material changes in contractual obligations from the amounts that were previously reported in your Form 10-K for the year ended December 31, 2006. Please tell us how you evaluated Instruction 7 to Item 303(b) of Regulation S-K with respect to contractual obligations relating to FIN 48. We note that it does not appear that your prior disclosure of contractual obligations included amounts relating to uncertain tax positions, and we believe that such amounts represent contractual obligations that should be included in the disclosures made under Item 303(a)(5) of Regulation S-K.

Response:

While we believe we have disclosed the Company’s potential obligations under its uncertain tax positions in Footnote 6 to our 10-Q for the fiscal quarter ended March 31, 2007, we agree that, after careful consideration of the disclosure requirements under Items 303(a)(5) and 303(b) of Regulation S-K, along with Discussion Document E (dated April 17, 2007) of the SEC Regulations Committee, we have not specifically disclosed these uncertain tax positions in our previous disclosure under Item 303(a)(5) of Regulation S-K. We intend to prospectively add the following disclosure in the Liquidity and Capital Resources section of our June 30, 2007 10-Q, as well as required disclosure in other filings, if applicable, as follows:

“At June 30, 2007, the Company’s material contractual obligations and commitments included a $67.5 reserve for unrecognized tax benefits. Substantially all of this reserve is classified in other long-term liabilities in the Company’s Condensed Consolidated Balance Sheet at June 30, 2007.”

_________________

Furthermore, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336)436-4092.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President –
Chief Financial Officer

Cc:	Michael J. Silver, Hogan & Hartson L.L.P.
Sam Hayes - PricewaterhouseCoopers L.L.P.